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URL : http://www.cybird.co.jp/ english/investor/

News Release

May 25, 2005





CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Co-President
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice regarding Issue of Subscription Rights for Trust-Type Shareholders Rights Plan

Tokyo, Japan, May 25, 2005 — CYBIRD Co., Ltd. announced that its board of directors, in a meeting held today, decided to introduce a shareholders rights plan (hereinafter referred to as the "Rights Plan"), contingent on the recognition and approval of the shareholders at the 7th General Shareholders Meeting scheduled to convene on June 29, 2005 (hereinafter referred to as the "General Shareholders Meeting"). This Rights Plan will act as a restraining measure on attempts to acquire more than 20% of the Company's Securities or to make a tender offer for the company. As part of this measure, the board of directors has decided to issue subscription rights related to the Rights Plan (hereinafter referred to as the "Subscription Rights") gratuitously through a third party allotment. Details are as follows.

I.Purpose and Outline of Rights Plan

1. Necessity of measures for acquisitions counterproductive to the continuous enhancement of corporate value

(1) CYBIRD's efforts to enhance corporate value

In Japan and abroad, the mobile content market is growing rapidly, and opportunities are emerging to provide mobile services linked to new media, such as digital terrestrial and mobile device broadcasting segments. In this business environment, the Company has continued to implement a "selective and focused" strategy aimed at optimizing its business portfolio. CYBIRD has not limited itself to expanding existing businesses or concentrating on research and development of technology for next generation handsets and new services, but has also extended its efforts to starting up and aggressively marketing a media strategy business that links mobile phones with other media services. Along with these actions, the Company has taken steps to establish a firm base for individual businesses. To expand market share and increase profitability in its Mobile Content Business, CYBIRD has concentrated investment of its corporate resources on content that has both growth and profitability potential. In the Marketing Solution Business, the Company has started up new businesses by strengthening cooperative efforts with the media industry, especially television broadcasters. Overseas, CYBIRD is working to quickly establish a business base. Furthermore, the Company continuously invests in such research activities as the development or acquisition of leading-edge technology for the mobile field and the development of applications for services. CYBIRD has also made constant efforts to establish a corporate governance organization through such actions as introducing a decision-making system based on clear business standards, reinforcing its corporate officer system, and setting up a Compensation Committee.

In conjunction with these business activities, the Company has carried out proactive investor relations activities to ensure that its stock is fairly evaluated in the marketplace. Through these and other efforts, CYBIRD has worked as a whole to enhance its corporate value through its operations.

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(2) Existence of acquisitions that are counterproductive to the continuous enhancement of corporate value through business activities

CYBIRD, as a company concentrating its full energies on enhancing corporate value, believes that a takeover of a company should not be negated, even if the board of directors does not agree with it, if that takeover will lead to efficient use of the company's assets, and hence to enhanced corporate value.

However, not all acquisitions result in the enhancement of corporate value. There are cases where acquisitions lead to the subsequent notable decline in corporate value due to a break up and sell-off of corporate assets or acquisitions that are aimed at making short-term gains on quick turnovers.

(3) Necessity of introducing the Rights Plan

CYBIRD's core business is the provision of content for mobile phones. To develop, absorb, and apply the fast-evolving technology related to the mobile Internet, it is necessary for CYBIRD to constantly invest in R&D from a long-term perspective. Moreover, employees with high-quality technological skills, creativity, and a commitment to the corporate customers commissioning work are essential to the development of such content. The relationship of trust between these employees and the Company is not something that can be established overnight. In this manner, CYBIRD believes that a management team with a view of the future from a long-term perspective enables sustained growth, and in that sense, is in the interests of shareholders and investors. However, in cases such as in item 1.(2), above, if the board of directors has no recourse to measures to stave off acquisition attempts that they do not agree with, then the board of directors will be limited to passive responses once the acquisition process began. In such cases, the board of directors would not have ample time to adequately determine whether the acquisition would enhance corporate value or be able to avoid incurring unnecessary costs.

For the purpose of achieving sustainable growth and constantly enhance its corporate value through its operations, CYBIRD is introducing the Rights Plan as an efficient method of protecting the interest of shareholders from counterproductive acquisitions. And as part of that plan, the Company is issuing Subscription Rights under the conditions given below.

2. Outline of Rights Plan


Specified Shareholders
Shareholders of Record After Flip-In Conditions Met (Specified Shareholders cannot exercise subscription rights)
(f) Issuance of shares
(e) Exercise of subscription rights
(d) Exchange of subscription rights
(g) Reduce ownership ratio
(c) Notification
Trust Management Agent
CYBIRD
Trust Banking Corporation
(b) Acquisition of specific proportion of shares
(a) Custody of funds and allotment of subscription rights

(1) The Company will set up a trust for funds received other than a money trust with the trust banking company (hereinafter referred to as the "Trust Bank"). The Company will issue to the Trust Bank (trust account), Subscription Rights on a

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gratuitous basis. Based on the trust agreement, the Trust Bank will take custody of the Subscription Rights and manage them as trust assets (see (a) in the above diagram).

(2) When a corporation or person and specified affiliates or co-acquirers gain control of more than 20% of the outstanding securities of CYBIRD (hereinafter referred to as the "Specified Shareholder"), or a specifically defined potential Specified Shareholder emerges, all shareholders of record defined according to a standard date and time shall become beneficiaries of the trust, and the Trust Bank, as the rights agent, shall manage the Subscription Rights accordingly.

(3) When a Specified Shareholder or a specifically defined potential Specified Shareholder emerges (see (b) in the above diagram) the Company shall notify according to a specific procedure the trust management agent, which shall notify the Trust Bank (see (c) in the above diagram). The Trust Bank shall then, in principle, transfer the Subscription Rights to the beneficiary shareholders (see (d) in the above diagram).

(4) The transferred Subscription Rights held by shareholders other than the Specified Shareholder and specified affiliates or co-acquirers (hereinafter referred to as "Specified Shareholders") become exercisable 10 days after the day of the announcement that entities other than those recognized as being friendly to the Company and its subsidiaries (hereinafter referred to as "Entities Classified as Friendly") meet the criteria of Specified Shareholder or the day that the board of directors recognizes and announces this fact, whichever date comes first, or 10 days after an entity other than Entities Classified as Friendly announces a tender offer or an entity other than Entities Classified as Friendly announces a tender offer that would make it a Specified Shareholder after Acquiring, etc. Securities of the Company (hereinafter, these conditions are referred to as the "Flip In Conditions"). Following the day that the board of directors announces that an entity other than Entities Classified as Friendly has met the condition of Specified Shareholder (hereinafter referred to as the "Exercise Price Change Date"), the Subscription Rights can be exercised and shares in the Company purchased at the rate of one yen per share.

(5) In accordance with item 2.(4), shareholders other than the Specified Shareholders may exercise the Subscription Rights (see (e) in the above diagram), and be issued shares (see (f) in the above diagram). In this manner, the Ownership ratio of the Specified Shareholders shall be diluted (see (g) in the above diagram). This measure shall prevent the Specified Shareholders from establishing control over the Company and requiring them to take on additional costs if they wish to acquire the Company.

(6) The Subscription Rights may be cancelled, however, through a resolution by the board of directors. This provides an incentive for the company or person wishing to acquire the Company to negotiate with the board of directors beforehand, and have the Subscription Rights cancelled.

(7) In this manner, the Rights Plan encourages a company or person wishing to acquire CYBIRD to make an appropriate acquisition proposal. Its purpose is to allow the board of directors the time and opportunity to decide whether to refuse the proposal and to negotiate with the acquirer and explain the situation to the shareholders. Its purpose is not to give the board of directors the right to refuse any acquisition.

3. Efficiency of the Rights Plan

The Rights Plan establishes appropriate and efficient measures against acquisitions counterproductive to enhancing corporate value using the following scheme based on the opinions of experts. The scheme implements measures that clearly establish that the introduction of the Rights Plan is not to protect the interests of the management team but merely to prevent an acquisition that is counterproductive to enhancing corporate value.

(1) Approval for introduction by the General Shareholders Meeting

The Company will seek approval from the shareholders to introduce the Rights Plan by placing a special item, "Issue of Subscription Rights for Introduction of Trust-type Rights Plan," on the agenda.

(2) Limited period of validity (one year)

In principle, the period of validity of the Subscription Rights shall be limited to one year, ending on June 30, 2006. After this period, the Company will again ask shareholders at the General Shareholders Meeting to decide whether to reintroduce the Rights Plan.

(3) Restrictions on the exercise of Subscription Rights

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The Subscription Rights cannot be exercised if the board of directors determines that none of the following conditions exists: 1) the board of directors cannot obtain necessary information regarding the acquisition or not enough time exists to make a counter proposal to the acquisition, 2) the acquisition scheme forces the shareholders to comply with the acquisition, 3) the acquisition conditions (including type of remuneration, price, period, practicality, probability of realizing transaction) are inadequate or inappropriate given the underlying value of the Company, 4) it is objectively clear that the purpose of the acquisition or the business policy to be followed after the acquisition will erode corporate value, and 5) there is a serious concern that the acquisition runs counter to maximizing the Company's corporate value; or if one or several of the above conditions do exist, but the board of directors recognizes that approval of the exercise of the Subscription Rights is not appropriate given the circumstances.

Similarly, the Subscription Rights cannot be exercised even when the Flip In Conditions are met, if the board of directors make an offer or there be an approved substitute offer that results in the transfer of control of the Company (action in which a specified company or person gains possession of a majority of the voting rights of all shareholders) given that the board of directors determines that 1) the acquisition proposal is based solely on a cash public tender offer, 2) the acquisition scheme does not force the shareholders to comply with the acquisition, 3) it is not clear that the purpose of the acquisition or the business policy to be followed after the acquisition will erode corporate value, and 4) there is no serious concern that the acquisition runs counter to maximizing the Company's corporate value.

(4) Cancellation of Subscription Rights

Even in a case that meets the Flip In Conditions, if the board of directors determines that accepting the acquisition proposal is necessary for the maximization of corporate value, the Subscription Rights, in principle, shall be cancelled.

(5) Establishment of Special Committee comprising independent outsiders

Upon introducing the Rights Plan, the Company will establish detailed rules regarding the Subscription Rights to be used as internal regulations. Based on these detailed rules, the Company will form a Special Committee comprised of independent experts and intellectuals to which will be entrusted the decision regarding items 3.(3) and (4) above. The Special Committee shall comprise three to five people selected from persons that meet the following criteria. On appointment, the Special Committee members shall sign an agreement with CYBIRD outlining rules, responsibilities, and obligations.

(i) Persons who are not and have not been in the past directors (excluding outside directors, the same shall hold for item 3.(5)) or auditors (excluding outside corporate auditors, the same shall hold for item 3.(5)) of the Company or its subsidiaries and affiliates (hereinafter referred to as the "Company Group").

(ii) Persons who are not and have not been in the past closely related members of the families of directors or corporate auditors of the Company Group.

(iii) Persons who are not and have not been in the past directors or corporate auditors of financial services companies with which the Company Group currently has a business relationship.

(iv) Persons who are not a directors or corporate auditors of companies with which the Company Group conducts a substantial amount of business.

(v) Persons who do not have a vested interest in the Company Group.

(vi) Persons who have significant experience, expertise, or knowledge of company management.

(6) Hearings to collect opinions of experts

In making their decision regarding items 3.(3) and (4) above, the Special Committee may conduct hearings at the Company's expense to collect opinions of investment banks, securities companies, lawyers, and other outside experts.

(7) Weight given to decision of Special Committee

The board of directors shall, in principle, give maximum weight to the decision of the Special Committee in making their final decision.

(8) Establishment of practical and objective conditions for canceling Subscription Rights

By the inclusion of items 3.(3) through (7), practical and objective conditions have been established to enable the cancellation of the Subscription Rights should the acquisition proposal by the potential acquirer be considered necessary for the maximization of the Company's corporate value.

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4. Impact on shareholders

(1) Impact on shareholders and investors of introduction of the Rights Plan

There are no special procedures required of shareholders due to the introduction of the Rights Plan.

(2) Impact on shareholders and investors when flip in occurs

Because the Company has established a record date to specify shareholders to receive Subscription Rights, it is possible that shares will be allotted. Therefore, in order to receive the Subscription Rights, it will be necessary for the shareholders to update the stock transfer book prior to the record date. Following the occurrence of the Flip In Conditions, in principle, all shareholders of record determined by a specific process share receive one subscription right for each share owned on a gratuitous basis (excluding the Specified Shareholders) and shall be able to exercise those Subscription Rights. If shareholders other than the Specified Shareholders able to exercise those Subscription Rights should choose not to exercise those rights, their proportional shareholdings will be diluted. In addition to their proportional shareholdings being diluted, Specified Shareholders will also face additional costs for the acquisition. It is possible that as beneficiaries, shareholders will be subject to taxes upon transfer or exercise of the Subscription Rights.

(3) Procedures required due to flip in

The following procedures shall be necessary for shareholders when the Company initiates countermeasures.

Following the occurrence of the Flip In Conditions, the Trust Bank, as rights agent, shall transfer the Subscription Rights to shareholders at the record date as quickly as possible after conducting various necessary procedures such as personal identification. Shareholders receiving Subscription Rights (excluding Specified Shareholders) will be able to exercise those rights by making an exercise of rights application and making payment to the Trust Bank in charge of collecting payments.

5. As shown above, the Rights Plan gives maximum consideration to the ordinary interests of shareholders, avoiding any impact or required actions wherever possible. In addition, the Company believes that is a practical method of enabling the Company to prevent acquisitions counterproductive to enhancing corporate value by encouraging the would be acquirer to make an appropriate acquisition proposal in the light of the dilution effect of the exercise of Subscription Rights under the Rights Plan. After consideration of opinions and recommendations from various quarters and of legal council, the Company has decided to issue the Subscription Rights, determining that, under current laws, the Rights Plan is a practical method of protecting the interests of shareholders from acquisitions counterproductive to enhancing corporate value.

To prepare for the issue of shares upon exercise of the Subscription Rights, with the approval of shareholders at the General Shareholders Meeting, the Company will change the total number of authorized shares to approximately 820 thousand shares from 270 thousand shares. The Company is also scheduled to introduce new provisions to the effect that in the case that new shares are issued between fiscal year end and the following General Shareholders Meeting, the Company will decide, after announcing it beforehand, a new date after the record date for voting rights at the General Shareholders Meeting to give the new shareholders a greater opportunity to exercise their voting rights.

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II. Outline of Subscription Right Issuance

1. Name of Subscription Rights

CYBIRD Co., Ltd. 1st Trust-Type Rights Plan Subscription Rights

2. Type and number of shares for which Subscription Rights are to be issued

(1) The Subscription Rights for common shares of CYBIRD Co., Ltd.

(2) The number of new common shares to be issued or common shares held by the Company to be transferred upon exercise of the Subscription Rights (hereinafter referred to as the "transfer" of shares) shall be 530,000 shares; provided that if the number of targeted shares (defined in item 2.(3) below) is adjusted in accordance with item 2.(3) below, the number of Subscription Rights to be issued shall be adjusted to match the number of targeted shares.

(3) The number of common shares of the Company to be transferred on exercise of one Subscription Right (hereinafter referred to as the "Conversion Number of Shares") shall be one common share; provided that should a stock split or reverse-stock split take place following the issue of the Subscription Rights, the number of shares to be issued shall be adjusted according to the following formula.

Conversion Number of Shares after adjustment = Conversion Number of Shares before adjustment x stock split or reverse-split ratio

The adjustment in the Conversion Number of Shares shall only apply to those Subscription Rights that have not been exercised, and fractional share amounts to be rounded down with no cash adjustments made. Should further adjustments occur in the Conversion Number of Shares, such fractional share amounts shall be reflected in the number of Conversion Number of Shares before adjustment in the calculation of the new adjusted Conversion Number of Shares.

3. Number of Subscription Rights to be issued

530,000 units

4. Issue price of Subscription Rights

Gratis

5. Issue date for Subscription Rights

July 1, 2005
Settlement date for payment is July 1, 2005

6. Payment on exercise of Subscription Rights

(1) The amount to be paid on exercise of one Subscription Right shall be the Exercise Price (defined in item 6.(2) below) multiplied by the Conversion Number of Shares for one Subscription Right.

(2) The amount to be paid per common share on exercise of Subscription Rights (hereinafter referred to as the "Exercise Price") shall be determined as follows.

a. Exercise Price

The Exercise Price prior to the day (hereinafter referred to as the "Exercise Price Change Date") that the board of directors determines that an entity which is not an Entity Classified as Friendly (defined in item 8.(1) i. below) is a Specified Shareholder (defined in item 8.(1) a. below) shall be five times the average closing price (provided, however, that if some event, such as a stock split or reverse-stock split, occurs in the month preceding the month in which the exercise of the

subscription right was made for which the board of directors deems that an adjustment to the Exercise Price is necessary, an appropriate adjustment shall be made) of the common stock of the Company announced by Jasdaq Securities Exchange Inc., for each trading day (excluding days in which there was no closing price; the same shall hold hereinafter) of the month immediately preceding the month in which each subscription right is exercised (hereinafter, the first day of said month shall be referred to as the "First Day of the Exercise Month"). The figure shall be calculated to the first decimal point and rounded up.

b. Changes in the Exercise Price

Notwithstanding the provisions of item 6.(2) a., the Exercise Price on and after the Exercise Price Change Date shall be one yen.

(3) if a stock split or reverse-stock split occurs on or after the First Day of the Exercise Month, the new excise price shall be calculated using the following formula, with fractional share amounts being rounded up.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{stock split or reverse-split ratio}}$$

If the Company issues new shares or transfers treasury shares of common stock (excluding the exercise of valid Subscription Rights, including Subscription Rights attached to convertible bonds) on or after the First Day of the Exercise Month, the Exercise Price shall be adjusted by the following formula, with fractional share amounts rounded up. In the following formula, outstanding shares mean the number of issued and outstanding shares less the number of treasury shares.

Moreover, in the following formula, the market value per share is the average price of the Company's common shares over 30 trading days starting with the trading day 45 days before the day on which the adjusted Exercise Price becomes applicable; provided, however, that if during that period some event, such as a stock split or reverse-stock split, occurred in the month previous to the month in which the exercise of the subscription right was made for which the board of directors deems that an adjustment to the Exercise Price is necessary, an appropriate adjustment shall be made.

In addition to the above, if on or after the First Day of the Exercise Month, the Company issues subscription rights or bonds with subscription rights attached for which the issue price (in accordance with the Japanese Commercial Code Article 341-15 Paragraph 5 and Article 280-20, Paragraph 4) of one common share of the Company transferred based on the exercise of subscription rights (including subscription rights attached to bonds) falls below the value given by the following formula, then the lower value shall be used to adjust the Exercise Price, if necessary, appropriately within a reasonable and practical scope if a merger is concluded; or if a share exchange, stock transfer or divestiture is concluded; or if a capital reduction is concluded; or if any other equivalent action is taken.

$$\begin{array}{c}\text{Exercise} \\ \text{Price} \\ \text{After} \\ \text{Adjustment}\end{array} = \begin{array}{c}\text{Exercise} \\ \text{Price} \\ \text{Before} \\ \text{Adjustment}\end{array} \times \frac{\begin{array}{c}\text{Number of Shares} \\ \text{Outstanding}\end{array} + \dfrac{\begin{array}{c}\text{Number of Shares} \\ \text{Issued or} \\ \text{Transferred}\end{array} \times \begin{array}{c}\text{Issue or Transfer} \\ \text{Price per Share}\end{array}}{\text{Market Price per Share}}}{\begin{array}{c}\text{Number of Shares} \\ \text{Outstanding}\end{array} + \begin{array}{c}\text{Number of Shares Issued} \\ \text{or Transferred}\end{array}}$$

(4) The provisions of item 6.(3) above shall not be applied on or after the Exercise Price Change Date.

7. Exercise period

(1) The exercise period shall be from the issuance date to June 30, 2006.

(2) Notwithstanding the provisions of item 7.(1) above, if the Flip In Conditions (as defined in item 8.(1) h. below) are met during the period from January 1, 2006 to June 30, 2006, the exercise period shall be extended to the period from the issuance date to six-months from the day following the fulfillment of the Flip In Conditions.

(3) In the case of item 7.(2) above, if the final day of the exercise period falls on a banking holiday, the final day of the exercise period shall be moved back to the immediately preceding banking day.

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8. Exercise conditions

(1) In this outline, the following words or phrases shall have the meaning as defined below unless otherwise provided for.

a. A "Specified Shareholder" is an Owner of Securities of CYBIRD or a Public Tender Offeror or an Owner of Securities of CYBIRD who launches a public tender offer for whom any of the following exceeds 20% or is deemed by the board of directors of the Company to exceed 20%; i) the total proportion of share Ownership (The "proportion of share Ownership" has the meaning stipulated in article 27-33, Paragraph 4 of the securities and Exchange Act of Japan (Law No. 25, April 13, 1948, as amended)) of the Company's Securities of said Owner and Co-owners or ii) the total proportion of share Ownership of the Company's Securities of said Public Tender Offeror and shares that said Public Tender Offeror will come into Ownership of and the share Ownership of Special Relationship Entities or iii) the total proportion of share Ownership of the Company's Securities of said Owner and Public Tender Offeror and shares that said Owner and Public Tender Offeror will come into Ownership of plus the share Ownership of Co-owners and Special Relationship Entities.

b. "Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan.

c. "Owner" has the meaning stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan.

d. "Public Tender Offeror" has the meaning stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan.

e. "Owner and Public Tender Offeror" is an Owner that is an Owner and Public Tender Offeror at the same time.

f. "Co-owners" has the meaning stipulated in Article 27-23, Paragraph 5 of the Securities and Exchange Act of Japan, and includes those recognized as Co-owners as provided for in Paragraph 6 of the same Article.

g. "Special Relationship Entities" has the meaning stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan.

h. "Flip In Conditions" are fulfilled 1) 10 days after the day of an announcement that entities other than Entities Classified as Friendly to the Company and its subsidiaries meet the criteria for designation as a Specified Shareholder or the day that the board of directors recognizes and announces this fact, whichever day comes first, or 2) 10 days after an entity announces a tender offer that would make it a Specified Shareholder after Acquiring, etc. Securities (in item 8.(1) h. 2), "Securities" is defined in accordance with Article 27-2, Paragraph 1 of the Securities and Exchange Act) in the Company. However, if the board of directors deems it necessary in accordance with CYBIRD's Detailed Rules for subscription rights, (hereinafter referred to as the "Detailed Rules"), the board may extend the 10-day period in either of the cases given in items 8.(1) h. 1) or 2).

i. "Entities Classified as Friendly" are 1) CYBIRD or its subsidiaries; 2) a shareholder that has no intention to gain control over the Company, but has become a Specified Shareholder and that disposes of its Securities within 10 days after becoming a Specified Shareholder, thereby losing such designation; 3) an entity that becomes a Specified Shareholder not of its own volition but because of the acquisition of treasury stock or other reasons (excluding the case where the entity of its own volition begins to acquire Securities in the Company after becoming a Specified Shareholder); 4) an entity that gains Ownership of the Subscription Rights in trust from the Company; 5) an entity for which the board of directors, in accordance with the Detailed Rules, deems there to be no concern that the acquisition or Ownership of Securities runs counter to the maximization of corporate value (regardless of whether the board of directors decides to permit the exercise of Subscription Rights in items 8.(4) and 8.(5) below, the board may determine this point at its own discretion. Furthermore, in the event that the board of directors deems that under certain conditions there is no concern that it runs counter to the maximization of corporate value, the entity shall be deemed friendly only if those certain conditions are met).

j. "Acquiring, etc." has the meaning defined in Article 27-2, Paragraph 1 of the Securities and Exchange Act of Japan.

k. "Securities" has the meaning defined in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan with the exception of securities under the rules of item 8.(1) h. 2).

(2) The Subscription Rights cannot be exercised unless the Flip In Conditions are met during the period from the issue of the Subscription Rights to June 30, 2006.

(3) The following entities may not exercise Subscription Rights.

a. Specified Shareholder, Co-owners, and Special Relationship Entities or entities that have succeeded to the Subscription Rights of the above (excluding entities for which this succession has been approved by the board of directors) or entities

that the board of directors has deemed being practically controlled by the above or entities that are cooperating with the above and being practically controlled or entities that the above are cooperating with.

b. Entities that have gained Ownership of Subscription Rights in trust from the Company (limited as rights agent).

(4) Even if the acquisition or Ownership (hereinafter referred to as the "Purchase") of Securities of an entity causes the Flip In Conditions to be met, the Subscription Rights cannot be exercised if the board of directors, in accordance with the Detailed Rules, deems that 1) none of the following conditions exist and 2) one or several of the following conditions do exist, but the board of directors recognizes that approval of the exercise of the Subscription Rights is not appropriate given the circumstances.

a. The board of directors cannot obtain necessary information regarding the Purchase or not enough time exists to make a counter proposal to the Purchase

b. The Purchase scheme forces the shareholders to comply with the acquisition

c. The Purchase conditions (including type of remuneration, price, period, practicality, probability of closing a transaction) are inadequate or inappropriate given the underlying value of the Company

d. It is objectively clear that the purpose of the Purchase or the business policy to be followed after the Purchase will erode corporate value

e. There is a serious concern that the Purchase runs counter to maximizing the Company's corporate value.

(5) In addition to item 8.(4) above, even if the Purchase of Securities by an entity causes the Flip In Conditions to be met, the Subscription Rights cannot be exercised if the board of directors makes an offer or there be an approved substitute offer that results in the transfer of control of the Company (action in which a Specified Shareholder gains possession of a majority of the voting rights of all shareholders) given that the board of directors determines that (i) the Purchase proposal is based solely on a cash public tender offer, (ii) the Purchase scheme does not force the shareholders to comply with the acquisition, (iii) it is not clear that the purpose of the Purpose or the business policy to be followed after the Purchase will erode corporate value, and (iv) there is no serious concern that the Purchase runs counter to maximizing the Company's corporate value. Whether the above conditions are met shall be decided by the board of directors through the procedures set out in the Detailed Rules.

(6) In addition to the above, in the case that under the laws in force in a country other than Japan where a shareholder residing in that jurisdiction must perform certain procedures or meet certain conditions or both of these requirements, said shareholder is entitled to exercise the Subscription Rights only if the shareholder residing in that jurisdiction has fully performed or fulfilled those procedures and conditions (recognition of performance or fulfillment shall be at the discretion of the Company). In the case where the shareholder residing in that jurisdiction is deemed not to be able to exercise of the Subscription Rights under the laws of that country, that shareholder shall not be entitled to exercise the Subscription Rights.

(7) If a shareholder possessing the Subscription Rights is not able to exercise those Subscription Rights in accordance with the provisions of items 8.(1) to 8.(6) above, CYBIRD shall not be liable for compensation or have any other responsibility to said shareholder.

9. Reasons and conditions for cancellation of Subscription Rights

(1) In the case that, in accordance with the Detailed Rules, the Flip In Conditions have been met due to a Purchase by a shareholder, the board of directors must cancel the remaining Subscription Rights at no expense if the Subscription Rights cannot be exercised due to the provisions of items 8.(4) or 8.(5) or if the Purchase is deemed to be necessary for the maximization of corporate value; provided, however, that these conditions shall not apply if it is decided that the shareholder is intending to make the Purchase in accordance with the provisions of item (8.(1) i. 5)) and meets those conditions.

(2) In addition to item 9.(1) above, the board of directors may cancel the Subscription Rights at no expense at any time up to the Exercise Price Change Date if the board decides that cancellation of the Subscription Rights is appropriate under the circumstances.

(3) CYBIRD may also cancel the Subscription Rights if the General Shareholders Meeting approves (in the case of a divestment that does not require the approval of the General Shareholders Meeting, a decision by the board of directors) a merger agreement in which the Company is absorbed or a share exchange agreement in which the Company becomes a wholly owned subsidiary or a spin-off plan and spin-off agreement in which the Company's human resources are spun off into a separate company or if the General Shareholders Meeting approves a share transfer.

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10. Restrictions on transfers

Transfer of the Subscription Rights cannot be made without the approval of the board of directors.

11. Portion of issue price of shares not to be included in capital

The entire amount of the issue price of shares issued upon exercise of the Subscription Rights shall be included in capital.

12. Method of exercise of Subscription Rights and exercise request location

When holders of Subscription Rights wish to exercise those rights, they shall do so by filling in the necessary items in the prescribed exercise request form (including all declarations, guarantees, and supplemental clauses and items regarding whether the holder of Subscription Rights falls under the provisions of item 8.(3) a. above) and affixing their personal seal as well as providing other documentation required for the exercise of the Subscription Rights as necessary (including documentation required by the regulations of the Japan Securities Dealer Association and the relevant securities exchange) and other documentation that might be required at the time (hereinafter referred to as the "Attached Documentation"). Said materials and, in the event that a physical subscription right certificate has been issued, the subscription right certificate shall be submitted to the settlement agent (the settlement agent designated in item 14. below, the same shall hold hereinafter) during the period stipulated in item 7. above and payment made to the settlement agent in an amount equivalent to the total Exercise Price for the shares for which the Subscription Rights are being exercised.

13. Timing of validity of exercise request form for Subscription Rights

The exercise request form for Subscription Rights shall become valid, in accordance with the provisions of item 12. above, when the exercise request form and Attached Documentation and, in the event that a physical subscription right certificate has been issued, the subscription right certificate arrives at the settlement agent's location; provided, however, that this time shall be the later of the time the documentation arrives at the settlement agent's location or a fixed time announced by the board of directors. Even when the exercise request form for the Subscription Rights becomes valid, the effective exercise of the Subscription Rights shall occur at the point in time that payment for the shares underlying the valid exercise request is made to the settlement agent.

14. Settlement agent and location for payment related to the exercise of the Subscription Rights

Headquarters, UFJ Trust Bank, Ltd.
4-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo

15. Dividend record date for shares transferred upon exercise of Subscription Rights

Dividends on the common shares transferred as a result of the exercise request form or the cash dividend (interim dividend) provided for in Article 293-5 of the Commercial Code of Japan shall be paid on April 1 for exercise request forms accepted during the period from April 1 to September 30 and on October 1 for exercise request forms accepted during the period from October 1 to March 31. In both cases, dividends shall only be paid if shares have actually been transferred.

16. Issue of subscription right certificates

Subscription right certificates shall be issued only at the request of the holder.

17. Policies on decisions regarding the succession of Subscription Rights by a parent company with 100%-ownership resulting from a share exchange or transfer and on subscription right details after the succession

<Translation>

In the case that CYBIRD makes an exchange or transfer of shares resulting in it becoming a wholly owned subsidiary, unexercised Subscription Rights may be succeeded to by the 100% parent company of CYBIRD resulting from the exchange or transfer of shares (hereinafter referred to as the "100% Parent Company" based on the following policies.

(1) Type of shares for which the Subscription Rights are to be issued

Common shares of the 100% Parent Company

(2) Number of shares for which the Subscription Rights are to be issued

The number of shares stated in 2. (3) above (if the number of shares for which the Subscription Rights are to be issued have been adjusted, then the adjusted number of shares shall be used) multiplied by the proportion of shares of the 100% Parent Company to be exchanged or transferred for one share of CYBIRD (hereinafter referred to as the "Allotment Ratio") with fractional shares rounded down; provided, however, that if the succeeding Subscription Rights to be granted after the adjustment should amount to zero, the adjustment shall not be made. Should further adjustments occur in the Allotment Ratio, fractional share amounts from previous adjustments shall be reflected in the number of pre-adjustment shares in the calculation of the newly adjusted number of shares.

(3) Amount to be paid on exercise of Subscription Rights (Exercise Price after succession)

The same price as before succession.

(4) Exercise period

The same exercise period as before succession.

(5) Reasons and conditions for cancellation of Subscription Rights

In principle, the conditions shall be the same as before succession. Details shall be decided by the board of directors of the Company at the time of the share exchange or transfer.

(6) Restrictions on transfer of Subscription Rights

Transfer of Subscription Rights after the succession shall require the approval of the board of directors of the 100%-ownership Parent Company.

18. Company receiving subscription allotment

UFJ Trust Bank, Ltd. (Trust Account)

19. Revisions of laws, etc.

Should revisions be required in the clauses and items of the Rights Plan due to the enactment of new laws or revisions or abolishment of laws following the issue of the Subscription Rights, the meaning of the clauses and items may be practically interpreted in the light of the purpose and content of the new laws, revisions or abolishments.

III. Outline of Detailed Rules for Subscription Rights

- The Special Committee shall be formed by the board of directors of the Company.
- The Special Committee shall comprise three to five members selected from persons that meet the following criteria. In principle, the Special Committee members shall sign an agreement with CYBIRD outlining rules, responsibilities, and obligations.
    1. Persons who are not and have not been in the past directors (excluding outside directors) or auditors (excluding outside corporate auditors) of the Company or its subsidiaries and affiliates (hereinafter referred to as the "Company Group").
    2. Persons who are not and have not been in the past closely related members of the families of directors or corporate auditors of the Company Group.
    3. Persons who are not and have not been in the past directors or corporate auditors of financial services companies with which the Company Group currently has a business relationship.
    4. Persons who are not a directors or corporate auditors of companies with which the Company Group conducts a substantial amount of business.
    5. Persons who do not have a vested interest in the Company Group.
    6. Persons who have significant experience, expertise, or knowledge of company management.
- The Special Committee shall, in principle, discuss and decide on the items stipulated below, and report to the board of directors

<Translation>

of the Company. The board of directors shall give maximum weight to the decision of the Special Committee in making their final decision.

(a) Whether to extend the period as provided for in item 8.(1) h.

(b) Decision as to whether a shareholder meets the conditions of item 8.(1) i.

(c) Determining whether reasons exist for the exercise of Subscription Rights as provided for in 8.(4) and 8.(5).

(d) Decision on whether to cancel the Subscription Rights.

(e) Those items on which the board of directors of the Company has to make a decision that have been commissioned to the Special Committee.

- Decisions by the Special Committee shall, in principle, be reached by a majority of the vote with all members present.
- When conducting investigations members of the Special Committee shall as much as possible meet face to face with Specified Shareholders and others, gather sufficient information and materials, and carefully make decisions from an unbiased perspective.
- The Special Committee may, in principle, conduct hearings at the Company's expense to collect opinions of investment banks, securities companies, lawyers, and other outside experts.
- In principle, the board of directors may have a director attend meetings of the Special Committee and give members the opportunity to explain necessary items.
- When required by the board of directors of the Company, the Special Committee shall explain the reasoning behind and the basis for its reports.

IV. Outline of Trust Agreement

Consigner	CYBIRD
Consignee	UFJ Trust Bank, Ltd. (Co-trustee with The Master Trust Bank of Japan, Ltd.)
Beneficiaries	Primary beneficiaries: All shareholders of the Company indicated by a specified procedure following the emergence of a potential purchaser of CYBIRD. Secondary beneficiary: Consigner
Trust Management Agent	A trust management agent shall be appointed.
Trust Agreement Date	July 1, 2005 (Schedule)
Purpose of Trust	Introduction of Rights Plan. The main goals are (1) for CYBIRD to deposit cash to form a trust and the Trust Bank to receive these funds, (2) for CYBIRD to issue Subscription Rights on a gratuitous basis to the trust and the Trust Bank to acquire them, and (3) for the Trust Bank to manage the Subscription Rights as trust assets, and when a potential Specified Shareholder emerges, to transfer them to beneficiaries based on a prescribed procedure.
Trust Assets	Principally, original cash deposit and Subscription Rights
Contract Period	From the trust agreement date to the final day of the exercise period for the Subscription Rights.
Events Triggering Transfer of Subscription Rights	When the board of directors of the consigner approves the transfer of Subscription Rights following the emergence of a Specified Shareholder or a shareholder with potential to become a Specified Shareholder.
Procedure for Transfer of Subscription Rights	Following an event triggering the transfer of Subscription Rights, the consignee shall transfer the Subscription Rights to beneficiaries determined through a prescribed procedure based on a prescribed procedure to verify individual identities.
Compensation and Expenses	Compensation to be paid from the cash held within the trust assets (If funds become insufficient, the consigner shall bear the costs).
Accounting Period	Specified annual date and the final day of the contract.
Reports	The Trust Bank shall report to the consigner and the trust management agent on income and expenses and on management of trust assets for each accounting period.

V. Personal Histories of Special Committee Members

The following three persons are scheduled to be on the Special Committee

<Translation>

Hiroyuki SAWADA

【Personal History】

Apr. 1975	Joined Yamatake- Honeywell Co., Ltd.
Oct. 1983	Joined Boston Consulting Group
Jan. 1986	Founded Corporate Direction Co., Ltd., served as director
Mar. 1992	Japan Representative of Towers Perrin
Apr. 1993	Outside director of Globis Corporation (Current)
June 1994	Representative director of Gemini Consulting Co., Ltd.
	(Merged with Booz Allen Hamilton, of the U.S.A., in Oct. 2001)
Sept. 2001	Outside director of GenX Partners, Ltd. (Current)
Oct. 2001	Director of Booz Allen Hamilton (Japan) Inc. (Current)
June 2003	Outside director of ARUZE CORP. (Current)

Tomomi YATSU

【Personal History】

Apr. 1983	Joined Tokyo Electron Limited
Oct.1986	Joined Tohmatsu & Co., (formerly Tohmatsu Aoki & Sanwa)
Aug. 1990	Registered as Certified Public Accountant
Oct. 2001	Registered as attorney at law
	New Tokyo International, Attorneys at Law (Current)
June 2004	Appointed outside auditor of CYBIRD Co., Ltd. (Current)

Kentaro Uryu

【Personal History】

Apr. 1995	Registered as attorney at law (Tokyo Bar Association)
	Nagashima Ohno & Tsunematsu (formerly Tsunematsu Yanase & Sekine)
Jan. 1996	Matsuo & Kotsugi, Attorneys at Law
Jan. 1999	Joined Nikko Citigroup Ltd. (formerly Solomon Smith Barney Securities)
Apr. 2000	Vietnam Ministry of Law (Dispatched by Japan Federation of Bar Associations)
Apr. 2001	Matsuo & Kotsugi, Attorneys at Law
Aug. 2002	Established Cast Law P.C., Attorneys at Law
Jan. 2005	Cast Itoga Law P.C. , Attorneys at Law